Exhibit 99.1

Catalyst Paper Q3 results impacted by total mill outage at Powell River mill

RICHMOND, BC, Nov. 4, 2014 /CNW/ - Catalyst Paper (TSX:CYT) recorded adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter of $8.0 million compared to $7.1 million in the previous quarter.  Adjusted EBITDA for the year to date was $40.8 million compared to $27.0 million for the corresponding period last year.

Operating results reflect the production and manufacturing cost impact of a total mill outage at the Powell River mill and annual boiler shuts at the Powell River and Port Alberni mills, and lower specialty paper pricing and paper sales volumes due to weakening North American paper demand. This was partly offset by record-setting pulp production in the quarter and significantly reduced pulp manufacturing costs.

The company recorded a net loss of $22.5 million ($1.55 per common share) and a net loss before specific items of $10.8 million ($0.74 per common share) compared to $6.3 million ($0.43 per common share) and $13.6 million ($0.94 per common share), respectively, in the prior quarter. Net earnings this quarter were negatively impacted by a settlement loss on a multi-employer pension plan carried over from the discontinued Snowflake mill of $1.2 million and a foreign exchange loss on the translation of US dollar denominated debt of $12.6 million. Free cash flow for the quarter was negative $8.0 million and liquidity decreased $12.8 million from the prior quarter mostly due to the payment of annual property taxes and insurance premiums.  Free cash flow for the year to date was negative $5.0 million compared to negative $27.3 million for the corresponding period last year.

"The achievement of record pulp productivity in the quarter can be directly attributed to the debottlenecking work completed on the pulp mill in June," said Catalyst President and CEO Joe Nemeth. "With a maintenance-heavy quarter behind us, we are focused on cost-control, watching market demand closely and matching production to our order book."

Purchase of Paper Mills in Maine and Wisconsin

On October 30, 2014, Catalyst Paper entered into an asset purchase agreement with NewPage Corporation, NewPage Wisconsin System Inc. and Rumford Paper Company to acquire the Biron paper mill located in Wisconsin and the Rumford pulp and paper mill located in Maine, USA for consideration of US$74.0 million, subject to certain adjustments (the "Transaction").  The company intends to finance the acquisition through a combination of advances under its asset-based loan facility (ABL Facility) and a US$25 million offering of additional PIK Toggle Senior Secured Notes due 2017 (2017 Notes) to provide additional working capital.  The contemplated Transaction is still pending regulatory approval and is subject to completion of the previously announced acquisition by Verso Paper Corp. of NewPage Holdings Inc. and other customary closing conditions.

Quarter Highlights

On August 29, 2014, the company completed the sale of its interest in PRSC Limited Partnership and PRSC Land Development Ltd., including the repayment of the mortgage receivable, to the Tla'amin First Nation and City of Powell River for proceeds of $3.0 million.

Market Conditions

Specialty paper markets, typically driven by retail flyer and insert demand in the second half of the operating year, declined from the third quarter of 2013. Benchmark prices declined for coated and uncoated papers while remaining flat for directory, newsprint and NBSK pulp compared to the prior quarter.

Selected Highlights

		2014			2013
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Sales	$829.4	$272.0	$283.5	$273.9	$1,051.4	$272.1	$268.8	$263.4	$247.1
Operating earnings (loss)	7.7	(3.2)	(3.9)	14.8	(87.8)	(79.5)	4.9	(12.0)	(1.2)
Depreciation and amortization	33.1	11.2	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Adjusted EBITDA [1]	40.8	8.0	7.1	25.7	46.1	19.1	16.4	(0.6)	11.2
- before restructuring costs [1]	40.8	8.0	7.1	25.7	47.3	20.2	16.4	(0.5)	11.2
Net earnings (loss) attributable to the company	(32.6)	(22.5)	(6.3)	(3.8)	(127.6)	(95.0)	5.2	(28.0)	(9.8)
- before specific items [1]	(17.9)	(10.8)	(13.6)	6.5	(31.5)	1.7	(3.5)	(18.1)	(11.6)
Adjusted EBITDA margin [1]	4.9%	2.9%	2.5%	9.4%	4.4%	7.0%	6.1%	(0.2%)	4.5%
- before restructuring costs [1]	4.9%	2.9%	2.5%	9.4%	4.5%	7.4%	6.1%	(0.2%)	4.5%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted from continuing operations	$(2.25)	$(1.55)	$(0.43)	$(0.26)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)
- basic and diluted from discontinued operations	-	-	-	-	0.21	-	-	-	0.21
- before specific items [1]	(1.23)	(0.74)	(0.94)	0.45	(2.17)	0.12	(0.24)	(1.25)	(0.80)

(In thousands of tonnes)
Sales	1,040.4	348.2	356.5	335.7	1,373.3	346.5	350.6	346.6	329.6
Production	1,058.2	355.7	349.7	352.8	1,382.6	350.2	357.6	338.5	336.3

1 Refer to section 6, Non-GAAP measures in Management's Discussion and Analysis (MD&A).

Outlook

While specialty printing paper markets will remain challenging for the remainder of the year, it is expected that further demand declines will be tempered by recently announced capacity reduction in the North American coated marketplace which is expected to take full effect by the first quarter of 2015.  The company announced price increases for certain lightweight coated grades of US$20 per short ton, effective November 1, 2014, and for soft-calendered A grade (SC-A) of US$40 per short ton, effective December 1, 2014. NBSK pulp is expected to continue trading in a narrow range for the balance of the year.

The company temporarily curtailed one of three paper machines at the Powell River mill for three weeks starting October 31st, thereby removing approximately 6,500 tonnes of specialty paper grades from the market, to match production with domestic market demand.

If the acquisition Transaction of the paper mills in Maine and Wisconsin is completed, the addition of these mills is expected to increase the company's production capacity by approximately 65 percent or 995,000 tonnes per year.  Efficiencies are expected to be gained as overhead costs will be distributed over a larger production base. Access to new markets and business opportunities is anticipated.

Further Quarterly Results Materials

This release, along with the full annual Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings, capital expenditures, and disclosures pertaining to the Transaction, including financing and anticipated production capacity, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 20:52e 04-NOV-14